UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 16 August 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	16th August 2011

Allied Irish Banks, p.l.c. announces filing of Form 25 with the SEC

Following on from its announcement on 4 August 2011, when Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] announced that its Board of Directors resolved to delist its American Depositary Shares ("ADSs"), each representing ten ordinary shares, par value €0.01 per share, from the New York Stock Exchange ("NYSE"), AIB now announces that it has taken the next step in the process to delisting and has filed a Form 25 with the US Securities and Exchange Commission on 15 August 2011. AIB expects the delisting of its ADSs to become effective at the close of business on or about 25 August 2011, from which time AIB's ADSs will no longer be traded on the NYSE.

Concurrently with or following delisting, AIB intends to terminate the ADS facility by terminating the ADS deposit agreement between AIB and the Bank of New York Mellon as depositary (the "Depositary"). The Depositary will contact ADS holders in due course with further information, including with regard to any further action to be taken.

In due course, AIB also intends to deregister its securities and terminate its obligations under the US Securities Exchange Act of 1934 by filing a Form 15F. AIB's aim is to meet the applicable criteria for deregistration of its securities.

AIB reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness.

AIB has not arranged for listing and/or registration on another US national securities exchange or for quotation of its securities in a US quotation medium, but expects that, after delisting the ADSs, its ordinary shares will continue to trade on the Enterprise Securities Market of the Irish Stock Exchange. Information required to be made available pursuant to Rule 12g3-2(b) under the Exchange Act will be made available on AIB's website at www.aibgroup.com.

- ENDS -

For further information, please contact:
Pat Clarke	Ronan Sheridan
Corporate Affairs & Marketing	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412381	Tel: +353-1-6414651
email: patricia.m.clarke@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 16 August 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.